

May 13, 2015

Via E-mail
Mr. Kenneth A. Steele
Chief Financial Officer
Hatteras Financial Corp.
751 W. Fourth Street, Suite 400
Winston-Salem, NC 27101

> **Re:** **Hatteras Financial Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 24, 2015**
> **File No. 1-34030**

Dear Mr. Steele:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 8. Financial Statements and Supplementary Data

Consolidated Balance Sheets, page F-2

1. We note that cash and cash equivalents include pledged cash of $323.8 million and $225.4 million as of December 31, 2014 and 2013, respectively. Please explain to us why pledged cash is not considered restricted and presented as such in the consolidated financial statements.

Consolidated Statements of Comprehensive Income, page F-4

2. Please tell us your basis for presenting comprehensive income (loss) per share on the face of this statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3446 with any questions.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Branch Chief

cc:
Mr. Ron Jordan, Chief Accounting Officer
Ms. Gina Howard, Controller